Exhibit 99.1

March 17, 2014
QTRRF: OTCQX International
QTA: TSX VENTURE
NR-07-14

Quaterra Finalizes Sales of Uranium Assets

Transaction will free up time to focus on Yerington properties and provide working capital

VANCOUVER, B.C.— Quaterra Resources Inc. today announced that it has closed a transaction to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for Cdn $500,000.

The all-cash transaction, previously announced in a March 4, 2014 press release, closed on March 14, 2014, with the payment of funds to Quaterra. The sale has obtained regulatory approval.

The transaction provides working capital and will free-up time and resources for the Company to focus on its Yerington-district copper properties.

About Quaterra Resources, Inc.

Quaterra Resources Inc. (OTCQX: QTRRF; TSX-V: QTA) is a junior exploration and development company with a successful track record of making significant mineral discoveries in North America. The Company’s primary objective is the advancement of its flagship projects in the Yerington copper district, Nevada. The monetization of non-core assets is in progress to accelerate this effort.

On behalf of the Board of Directors,

Steven Dischler, President & CEO
Quaterra Resources Inc.

For more information please contact:
Mr. Steven Dischler, President & CEO
Quaterra Resources Inc.
775-463-9600

Disclosure note:

Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the safe harbor of the U.S. Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company "believes", "expects", and similar language, or convey estimates and statements that describe the Company's future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Assumptions include that the transaction will free-up time and resources for the Company to focus on its Yerington-district copper properties and that the monetization of non-core assets will accelerate the Company’s efforts to advance its flagship projects in the Yerington copper district, Nevada. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.